Exhibit 99.1

i-80 Gold Announces Ruby Hill Technical Teach-In

RENO, Nev., Feb. 21, 2023 /CNW/ - i-80 GOLD CORP. (TSX: IAU) (NYSE: IAUX) ("i-80", or the "Company") is pleased to announce that it will be hosting a Ruby Hill technical teach-in on Thursday, February 23, 2023 at 12:00pm EST, to provide a detailed summary of geophysical survey completed at the Company's 100%-owned Ruby Hill Property and the exploration plans for the property in 2023 ("Ruby Hill" or "the Property") located in Eureka County, Nevada.

The presentation will highlight the multiple new discoveries that have been made on the Property since mid-2022 including the Upper and Lower Hilltop Zones which host highlight intercepts of up to 515.3 g/t Ag, 28.9 % Pb, 10.5 % Zn & 0.9 g/t Au over 28.3 m in hole iRH22-43 (Upper Hilltop). It will also detail the significance of the skarn and CRD mineralization, recently discovered in the East Hilltop Zone as well as the Carlin-type gold mineralization intersected in the 428 Zone target.

Additionally, the Company will discuss details on the results of the Titan MT, Induced Polarization and Magnetic geophysical surveys, which have identified high-priority targets to be drill tested in the ongoing exploration campaign.

"Our 2023 exploration campaign will build on the success of our 2022 program which resulted in several new discoveries at Ruby Hill, underscoring the property's potential to host multiple world-class, high-grade, gold and polymetallic base metal deposits", stated Tyler Hill, Senior Geologist of i-80.

Microsoft Teams webcast and conference call details:

https://teams.microsoft.com/l/meetup-join/19%3ameeting_OWVjOWVkYzUtZGU5Zi00YjQ4LWI5YWMtZTBmZTMxOWY5NDk5%40thread.v2/0?context=%7b%22Tid%22%3a%220c746063-dd52-456c-8b21-57fe5a8b03f0%22%2c%22Oid%22%3a%227acd9027-5d20-40da-a6e0-e72e27785d02%22%7d

Meeting ID: 264 885 958 845
Passcode: jBfzN6

Dial-in (audio only):

1-437-371-2618
Phone Conference Passcode: 319150803#

The Ruby Hill Property is one of the Company's flagship assets and is host to the core infrastructure within the Eureka District of the Battle Mountain-Eureka Trend. The Property is located approximately 2 km from the town of Eureka, Nevada and is host to multiple gold, gold-silver and polymetallic (base metal) deposits.

Please click here for further information on abbreviations and conversions referenced in this press release.

QAQC Procedures

All samples were submitted to American Assay Laboratories (AAL) of Sparks, NV, which is an ISO 9001 and 17025 certified and accredited laboratory, independent of the Company. Samples submitted through AAL are run through standard prep methods and analyzed using FA-Pb30-ICP (Au; 30g fire assay) and a custom multi-element package (35 element Suite; 0.5g 4-acid digestion/ICP-MS) methods. AAL also undertake their own internal coarse and pulp duplicate analysis to ensure proper sample preparation and equipment calibration. i-80 Gold Corp's QA/QC program includes regular insertion of CRM standards, duplicates, and blanks into the sample stream with a stringent review of all results.

Qualified Person

Tyler Hill, CPG-12146, Senior Geologist at i-80 is the Qualified Person for the information contained in this press release and is a Qualified Person within the meaning of National Instrument 43-101.

About i-80 Gold Corp.

i-80 Gold Corp. is a well-financed, Nevada-focused, mining company with a goal of achieving mid-tier gold producer status through the development of multiple deposits within the Company's advanced-stage property portfolio with processing at i-80's centralized milling facilities.

www.i80gold.com

Certain statements in this release constitute "forward-looking statements" or "forward-looking information" within the meaning of applicable securities laws, including but not limited to, the expansion or mineral resources at Ruby Hill and the potential of the Ruby Hill project. Such statements and information involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of the company, its projects, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information. Such statements can be identified by the use of words such as "may", "would", "could", "will", "intend", "expect", "believe", "plan", "anticipate", "estimate", "scheduled", "forecast", "predict" and other similar terminology, or state that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved. These statements reflect the Company's current expectations regarding future events, performance and results and speak only as of the date of this release.

Forward-looking statements and information involve significant risks and uncertainties, should not be read as guarantees of future performance or results and will not necessarily be accurate indicators of whether or not such results will be achieved. A number of factors could cause actual results to differ materially from the results discussed in the forward-looking statements or information, including, but not limited to: material adverse changes, unexpected changes in laws, rules or regulations, or their enforcement by applicable authorities; the failure of parties to contracts with the company to perform as agreed; social or labour unrest; changes in commodity prices; and the failure of exploration programs or studies to deliver anticipated results or results that would justify and support continued exploration, studies, development or operations.

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SOURCE i-80 Gold Corp

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%CIK: 0001853962

For further information: Ewan Downie - CEO, Matt Gili - President & COO, Matthew Gollat - Executive Vice-President, 1.866.525.6450, Info@i80gold.com

CO: i-80 Gold Corp

CNW 06:00e 21-FEB-23